ZIMMERMANN, KOOMER, CONNOLLY, FINKEL & GOSSELIN LLP
ATTORNEYS AT LAW

601 S. Figueroa Street, Suite 2610
Los Angeles, California 90017
Telephone: (213) 452-6500
Facsimile: (213) 622-2171

Craig E. Gosselin	Writer=s Direct Dial Number (213) 452-6506

June 1, 2007

VIA EDGAR AND AIR COURIER

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington D.C. 20549

Re:
Comment letter dated May 25, 2007 (the “Comment Letter”), to Amendment No. 3 to Registration Statement on Form SB-2 of Allegro Biodiesel Corporation (the “Company”),File No. 333-139299 (the “Registration Statement”), Form 10-Q SB/A for the Quarterly Period ended September 30, 2006 (the “10-Q SB/A”), Form 8-K dated September 26, 2006 (the “8-K”), and Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB”)

Dear Mr. Mancuso:

As you know, we are counsel to the Company. The Company has reviewed the Comment Letter, and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter. The Company has also filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”). A marked copy of Amendment No. 4 is enclosed for your reference in reviewing the Company’s responses. The Company will file amendments to the 10-Q SB/A, the 8-K, and the 10-KSB to reflect its responses to the Comment Letter, and any other comments of the Staff, prior to requesting acceleration of the effective date of the Registration Statement.

Comment No. 1

The requested disclosure has been added to Amendment No. 4.

Comment No. 2

We have reviewed this Comment and the Registration Rights Agreement dated as of September 20, 2006 (the “Registration Rights Agreement”), among the Company and the holders of the Company’s Series A Convertible Preferred Stock (formerly its Series J Convertible Preferred Stock). It is the Company’s view that the Registration Rights Agreement does not require that all of the “Registrable Securities” (as such term is defined in the Registration Rights Agreement) be registered for resale in order for the penalties provided for in Section 2(c) of the Agreement to cease accruing.

Section 2(b) of the Registration Rights Agreement provides, in pertinent part, that “the Company will initially include in the Registration Statement as Registrable Securities . . . the maximum number of shares of Common Stock issuable upon [conversion or exercise of the Registrable Securities]” (emphasis added). Section 2(c) of the Registration Rights Agreement provides that penalties of $6,250 per day begin to accrue only if the Company fails to use commercially reasonable efforts to have the Registration Statement declared effective within 120 days of the filing date of the Registration Statement. Section 2(c) does not contain any language that requires that the Registration Statement that is declared effective include the maximum number of Registrable Securities. In the Company’s view, Sections 2(b) and 2(c) take into account the possibility that the number of Registrable Securities included in the Registration Statement could be reduced for reasons beyond the Company’s control, such as pursuant to comments from the Staff or pursuant to the advice of an underwriter. Any other interpretation of the Registration Rights Agreement would make the word “initially” in Section 2(b) meaningless. Thus, the Company respectfully asserts that the Registration Rights Agreement does not require that all of the Registrable Securities be registered for resale in order for the penalties provided for in Section 2(c) to cease accruing.

In that regard, a majority in interest of the holders of the Series A Convertible Preferred Stock agree with the Company’s analysis of the Registration Rights Agreement. A letter to that effect is included herewith for the information of the Staff.

With respect to the determination of the amount of registration rights penalties to accrue as of March 31, 2007, we assessed the status of the Registration Statement, including the unresolved comments received from the Staff immediately preceding the filing of our Form 10-QSB. Based on the foregoing, we estimated that the Registration Statement would be effective on or about May 21, 2007, then computed the penalties from the date they began to accrue (April 13, 2007). For the reasons stated above, the Company believes that maximum penalties should not be accrued because it believes that such penalties cease accruing upon the effectiveness of the Registration Statement.

Comment No. 3

We have reduced the number of shares included in the Registration Statement for (i) St. Cloud Capital Partners, LP and Geller Living Trust, and (ii) JKCM and M, LLC and Shahriar Alikhani so that the aggregate amount of shares included for each such set of related parties does not exceed 10% of the Company’s current public float. The Company is not aware of any other relationships between any of the other selling stockholders.

Comment No. 4

The reference to the amount of the excise tax included in sales for each period presented has been removed. Additionally, the requested disclosure has been added to Amendment No. 4.

Comment No. 5

The requested disclosure has been added to Amendment No. 4.

Comment No. 6

The reference to EITF 99-19 has been removed. Additionally, the requested disclosure has been added to Amendment No. 4.

Comment No. 7

The reference to the independent valuation firm will be removed from the proposed disclosure which will now read as follows:

“In connection with the issuance of convertible preferred stock and the concurrent acquisition of Vanguard Synfuels, LLC on September 20, 2006, we entered into certain transactions, including the valuation of equity securities and the classification of certain acquisition costs. See Notes 2 and 13 of the Notes to Consolidated Financial Statements.

“These transactions required significant levels of judgment and subsequently resulted in us restating our financial statements for the three months ended September 20, 2006. When analyzing these transactions, the certifying officers conducted a rigorous process of analyzing, researching and consulting with our independent registered public accounting firm, our accounting advisors, and the audit committee of our Board of Directors. We also engaged in discussions with the Securities and Exchange Commission on the accounting for some of these transactions, but was not able to reach agreement on the requisite accounting for such transactions prior to the filing of our Form 10-QSB for the three months ended September 30, 2006 (the “Form 10-QSB”). As a result, we included disclosures in the Form 10-QSB relating to the potential restatement of our financial statements.

“After re-evaluating the above process in connection with the assessment of our disclosure controls and procedures at December 31, 2006, we concluded our controls were effective as of that date.”

If you have any further comments or questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (213) 452-6500.

Very truly yours, /s/ Craig E. Gosselin CRAIG E. GOSSELIN

cc:	Tim Buchmiller (w/encl) Brian Cascio (w/encl.) Kristin Lockhead (w/encl.) W. Bruce Comer, III Heng Chuk Brian Weiss Michael McKennon